Notice to Shareholders Payment of Interest on Capital (IoC) Itaú Unibanco Holding S.A. (“Company”) hereby informs its shareholders that, as disclosed in the Company’s Material Fact on November 27, 2025, the payment of IoC, in the gross amount of BRL 0.369750 per share (net amount of BRL 0.3142875 per share), will take place on March 6, 2026. The calculation was based on the final shareholder position recorded on December 9, 20251, with the shares being traded “ex-rights” as of December 10, 2025. For further information, please visit www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR. São Paulo (SP), February 04, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 The credit to specific account was made on December 19, 2025.